SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM N-18F-1

                 Notification of Election Pursuant to Rule 18f-1
                    Under the Investment Company Act of 1940


                          NEUBERGER BERMAN EQUITY FUNDS
                            NOTIFICATION OF ELECTION

      The undersigned registered open-end investment company, on behalf of the series designated Neuberger Berman Fasciano Fund ("Series"), hereby notifies the Securities and Exchange Commission that the Series elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the city and state of New York on this 16th day of April, 2001.

                                    NEUBERGER BERMAN EQUITY FUNDS




                                            /s/   Robert  Conti
                                    ----------------------------------
                                    By:    Robert Conti
                                    Title: Vice President

Attest:


/s/ Claudia A. Brandon
-----------------------------------
By:  Claudia A. Brandon
Title:  Secretary